SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  FORM 12b-25

                          Notification of Late Filing

                          Commission File No. 0-13895



(Check one): [X] Form 10-KSB

                       For period ended: August 31, 2003


 Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

 If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A.



                                     PART I

                             REGISTRANT INFORMATION

Full Name of Registrant: SeaLife Corporation

Former Name if applicable: Integrated Enterprises, Inc.

Address of principal executive office: 5601 Slauson Avenue, Suite 283

City, State and Zip Code: Culver City, California 90230


                                     PART II

                            RULES 12b-25 (b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)

[X]     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]     (b) The subject quarterly report on Form 10-QSB, will be filed on or before the 15th calendar day following the prescribed due date; and

        (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. (Not Applicable)


                                    PART III

                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-KSB could not be filed within the prescribed time period.

The Registrant has experienced delays in completing its financial statements for the quarter ended August 31, 2003 as the Company's auditor has not been given sufficient time to review the quarterly statements. As a result, the registrant is delayed in filing its Form 10-QSB for the quarter ended August 31, 2003.


                                     PART IV

                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

                Robert McCaslin      310               338-9757
                (Name)          (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes       [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [ ] Yes       [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                 SEALIFE CORPORATION
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

                                            SEALIFE CORPORATION


Date: October 14, 2003               By: /s/ Robert A. McCaslin
                                             ---------------------
                                              Robert A. McCaslin
                                              President


                                    ATTENTION

        Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).